Mail Stop 3561

      July 21, 2005

Michael Eyre
c/o Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 212
Carson City, Nevada 89701

	Re: 	Shepard Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed July 7, 2005
		File No. 333-124632

Dear Mr. Eyre:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 18
1. We read your response to comment 11 from our letter dated June
2,
2005. Please give specific examples of possible conflicts that might arise between your business interests and those of Mr. Macdonald as indicated in the second paragraph of page 19.

Financial Statements

Statement of Operations, page 31
2. We read your response to comment 17 from our letter dated June
2,
2005. Earnings or loss per share should be rounded to the nearest cent in order not to imply a greater degree of precision than exists.
Please tell us why you rounded your loss per share to $0.01 instead of $0.00. Additionally, on page 40 you do not round loss per share for the three months ended March 31, 2005 to the nearest cent. Please revise your filing accordingly.

2. Summary of Significant Accounting Policies

d) Foreign Currency Translation, page 35
3. We read your response to comment 18 from our letter dated June
2,
2005. Please revise your disclosure to clarify, if true, that gains or losses on foreign currency transactions, not translation, are included in the statement of operations. Also, disclose the aggregate foreign exchange transaction gain or loss included in net income for each period presented. Refer to paragraph 30 of SFAS 52.

Exhibit 5
4. We read your response to comment 20 from our letter dated June
2,
2005. Your response to comment 20 and the disclaimer in the last sentence of the first paragraph of the legal opinion seem to contradict disclosure in the subsequent paragraphs of the opinion stating that counsel has reviewed the registration statement. Please revise or advise.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact David Digiacomo, Staff Accountant, at (202) 551-3319 or George Ohsiek, Senior Staff Accountant, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik, Attorney-Advisor, at (202) 551-3371, David Mittelman, Legal Branch Chief at (202) 551-3214, or me at (202) 551-3725 with any other questions.

      							Sincerely,



      							H. Christopher Owings
      Assistant Director

cc:	Michael Eyre
	Shepard Inc.
	Fax:  (604) 688-8872
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Michael Eyre
Shepard Inc.
July 21, 2005
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